UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

InfuSystem Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45685K102

(CUSIP Number)

RYAN J. MORRIS

MESON CAPITAL PARTNERS LLC

One Sansome Street, Suite 1895

San Francisco, California 94104

(607) 279-5382

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 31, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45685K102

1	NAME OF REPORTING PERSON

Meson Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		89,176
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

89,176
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

89,176
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 45685K102

1	NAME OF REPORTING PERSON

Meson Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		89,176
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

89,176
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

89,176
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 45685K102

1	NAME OF REPORTING PERSON

Ryan J. Morris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		87,344
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		89,176
PERSON WITH	9	SOLE DISPOSITIVE POWER

87,344
	10	SHARED DISPOSITIVE POWER

89,176
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

176,520
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 45685K102

1	NAME OF REPORTING PERSON

Ethan E. Doyle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		18,351
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

18,351
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 45685K102

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by MC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The Shares purchased by Messrs. Morris and Doyle were purchased with personal funds in open market transactions. The aggregate purchase price of the 89,176 Shares beneficially owned by MC is approximately $197,620, including brokerage commissions. The aggregate purchase price of the 87,344 Shares beneficially owned by Mr. Morris is approximately $196,524, including brokerage commissions. The aggregate purchase price of the 18,351 Shares beneficially owned by Mr. Doyle is approximately $50,489, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 31, 2018, Mr. Morris and MC (collectively, the “Meson Group”) entered into a Stock Purchase and Settlement Agreement with the Issuer (the “Agreement”). Pursuant to the terms of the Agreement, the Issuer has agreed to purchase all Shares the Meson Group owns at a price of $3.10 per Share, equaling $6,693,547.90 in total. The Agreement further provides that the Meson Group will not purchase or attempt to purchase any Shares, or any options to purchase Shares, at any time during the three year period following the Closing Date (as defined in the Agreement). The Agreement also includes certain other customary provisions and a mutual release. As the date hereof and in accordance with the Agreement, the Meson Group has affected the transfer of 1,982,689 Shares to the Issuer, with the remaining Shares to be transferred as promptly as practicable.

The foregoing description of the Agreement does not purport to describe all of the terms and provisions thereof and is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 22,739,291 Shares outstanding, as of June 12, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Form DEFC 14A filed with the Securities and Exchange Commission on June 14, 2018, minus the 1,982,689 Shares that have currently been purchased by the Issuer as described herein.

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CUSIP NO. 45685K102

A.	MC
(a)	As of the close of business on August 3, 2018, MC beneficially owned 89,176 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 89,176
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 89,176
4. Shared power to dispose or direct the disposition: 0

(c)	Other than the transfer of 1,982,689 Shares pursuant to the terms of the Agreement (defined and described in Item 4 above), MC has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
B.	Meson
(a)	As a general partner of MC, Meson may be deemed the beneficial owner of the 89,176 Shares owned by MC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 89,176
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 89,176

(c)	Meson has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
C.	Mr. Morris
(a)	As of the close of business on August 3, 2018, Mr. Morris directly beneficially owned 87,344 Shares. As the managing member and sole shareholder of Meson, Mr. Morris may be deemed the beneficial owner of the 89,176 Shares owned by MC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 87,344
2. Shared power to vote or direct vote: 89,176
3. Sole power to dispose or direct the disposition: 87,344
4. Shared power to dispose or direct the disposition: 89,176

(c)	Mr. Morris has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.

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CUSIP NO. 45685K102

D.	Mr. Doyle

(a)	As of the close of business on August 3, 2018, Mr. Doyle beneficially owned 18,351 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 18,351
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,351
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Doyle has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)As of August 3, 2018, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 31, 2018, the Meson Group and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Stock Purchase and Settlement Agreement by and among Ryan J. Morris, Meson Capital LP and InfuSystem Holdings, Inc., dated July 31, 2018.

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CUSIP NO. 45685K102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2018	MESON CAPITAL LP

	By:	Meson Capital Partners LLC its General Partner

	By:	/s/ Ryan J. Morris
		Name:	Ryan J. Morris
		Title:	Manager

MESON CAPITAL PARTNERS LLC

By:	/s/ Ryan J. Morris
	Name:	Ryan J. Morris
	Title:	Manager

/s/ Ryan J. Morris
RYAN J. MORRIS Individually and as attorney-in-fact for Ethan E. Doyle

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